1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

April 19, 2023

CONFIDENTIAL TREATMENT REQUEST UNDER RULE 83

The entity requesting confidential treatment is:

MicroStrategy Incorporated

1850 Towers Crescent Plaza

Tysons Corner, VA 22182

Attn: W. Ming Shao, Esq., Senior Executive Vice President & General Counsel

703-848-8600

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4561

Attn:	Kathleen Collins

Brittany Ebbertt

Re:	MicroStrategy Incorporated

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed February 16, 2023

File No. 000-24435

Dear Ms. Collins and Ms. Ebbertt:

On behalf of MicroStrategy Incorporated (”MicroStrategy”), I am responding to the comments contained in the letter dated April 5, 2023 (the “Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Andrew Kang, Senior Executive Vice President & Chief Financial Officer of MicroStrategy, relating to MicroStrategy’s Form 10-K for the fiscal year ended December 31, 2022 (the “2022 10-K”). The responses contained herein are keyed to the numbering of the comments in the Letter and the headings used in the Letter. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the 2022 10-K.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 1. Business

Custody of our Bitcoin, page 9

Comment:

1.

To the extent material, please tell us how recent bankruptcies in the crypto industry and failures of certain financial institutions, and the downstream effects of such events, have impacted or may impact your business, financial condition, customers, counterparties and custodians, either directly or indirectly. Clarify and disclose whether you have material assets that may not be recovered due to these events or may otherwise be lost or misappropriated.

1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

Response:

Recent bankruptcies in the crypto industry and failures of certain financial institutions have not materially directly impacted the business or financial condition of MicroStrategy (together with its subsidiaries, “we,” “us,” “our” and the “Company”). We do not have any material exposure to companies in the crypto industry in our enterprise analytics business, and our customers include leading companies from a wide range of industries.

As disclosed in our 2022 10-K, our primary counterparty risk exposure with respect to our bitcoin is performance obligations under the various custody arrangements into which we have entered. None of our bitcoin was at the time of filing of our 2022 10-K, nor as of the date of the submission of this response, custodied with any entity that has entered bankruptcy or announced an intention to file for bankruptcy protection or to liquidate. The recent bankruptcies in the crypto industry and failures of certain financial institutions have not resulted in any loss or misappropriation of any of our bitcoin nor have such events materially impacted our access to any of our bitcoin.

Other than as addressed in our filings with the Commission, the recent bankruptcies in the crypto industry and failures of certain financial institutions also have not materially indirectly impacted our business or financial condition, nor do we believe that any of these events have materially affected the ability of our counterparties and custodians to do business with us to date. However, as disclosed in the 2022 Form 10-K—Item 1A. Risk Factors, such events could in the future have other indirect or downstream impacts on the digital assets industry generally, although we also do not believe any of these potential downstream impacts have had a material effect on the ability of our counterparties and custodians to do business with us to date.

Comment:

2.	Please tell us the names of your custodians and the amount of bitcoin held at each. Also, tell us and disclose any direct custodians or other participants in the crypto asset markets known to:

•	Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.

•	Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.

•	Have the crypto assets of their customers unaccounted for.

•	Have experienced material corporate compliance failures.

Response:

As disclosed in our 2022 10-K, we hold substantially all of our bitcoin in custody accounts at U.S.-based, institutional-grade custodians that have demonstrated records of regulatory compliance and information security, and all of our custodians are New York Department of Financial Services (“NYDFS”)-regulated custodians. To our knowledge, none of our custodians have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them. We are not aware of any of our custodians experiencing excessive redemptions or suspensions of redemptions or withdrawals of crypto assets, nor of any of our custodians having the crypto assets of their customers unaccounted for, in each case in a manner or to an extent that would be material to us.

1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

For the names of our custodians and the amount of bitcoin custodied with each, please see Appendix A.

Rule 83 Confidential Treatment Request by MicroStrategy Incorporated Request #1

[**].

MicroStrategy Incorporated respectfully requests that the information contained in Request #1 be treated as confidential information and that the Commission provide timely notice to W. Ming Shao, Esq., Senior Executive Vice President & General Counsel, MicroStrategy Incorporated, 1850 Towers Crescent Plaza, Tysons Corner, VA 22182, phone 703-848-8600, before it permits any disclosure of the bracketed information contained in Request #1.

Item 15. Exhibits, Financial Statement Schedules

Notes to Consolidated Financial Statements

Note 4. Digital Assets, page 88

Comment:

3.	We note that both the 2025 and 2028 Secured Notes are secured by bitcoin collateral. Please address the following:

•

Tell us the name of the custodian that held the Bitcoin Collateral Account for the 2025 Secured Notes, and whether they are a third-party, institutional-grade, US-based entity similar to your other bitcoin custodians.

•

Tell us, and revise to disclose as appropriate, whether the bitcoin being held as collateral for the 2028 Secured Notes is also held in a separate custodial account and, if so, provide us with the information requested in the previous bullet point.

•

Tell us whether the lender of either loan has any rights or access to the bitcoin, such as the right to pledge, rehypothecate, assign, commingle or otherwise use the assets pledged as collateral. Alternatively, clarify whether you retain sole custody legal ownership and control over the bitcoin. Explain how either parties’ rights might be impacted in the event of a default.

•

Provide us with your analysis of the accounting for the bitcoin pledged as collateral. In this regard, explain how the terms of the custodian account(s) and/or loan agreements support the inclusion of such bitcoin as an asset on your balance sheet. In addition, address your consideration to classify such bitcoin as a restricted asset separate from your other digital assets. Cite the accounting guidance you relied on to reach your conclusions.

•	Tell us, and consider revising to disclose, the dollar amount of bitcoin used as collateral for each loan as of each period end presented.

1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

Response:

The following responses address each of the specific comments outlined in Comment 3:

•

Tell us the name of the custodian that held the Bitcoin Collateral Account for the 2025 Secured Notes, and whether they are a third-party, institutional-grade, US-based entity similar to your other bitcoin custodians.

We respectfully advise the Staff that we understand the reference to the “2025 Secured Notes” to be a reference to the $205.0 million term loan (“2025 Secured Term Loan”) issued by Silvergate Bank (“Silvergate”) to MacroStrategy LLC (“MacroStrategy”), a wholly-owned subsidiary of MicroStrategy. As disclosed in our Form 8-K filed on March 27, 2023, on March 23, 2023, we voluntarily prepaid the 2025 Secured Term Loan and all obligations thereunder, including with respect to the Bitcoin Collateral Account, have been terminated. For additional information about the custody of the bitcoin in the Bitcoin Collateral Account, please see Appendix A.

•

Tell us, and revise to disclose as appropriate, whether the bitcoin being held as collateral for the 2028 Secured Notes is also held in a separate custodial account and, if so, provide us with the information requested in the previous bullet point.

As of March 31, 2023, MicroStrategy directly owned 14,890 bitcoins (the “MicroStrategy Bitcoins”), and our subsidiary MacroStrategy directly owned 125,110 bitcoins (“MacroStrategy Bitcoins”). As of March 31, 2023, all MicroStrategy Bitcoins were pledged as collateral in respect of our 6.125% Senior Secured Notes due 2028 (the “2028 Secured Notes”) to U.S. Bank National Association (“US Bank”), as collateral agent on behalf of the holders of the 2028 Secured Notes, while all MacroStrategy Bitcoins were unencumbered and not pledged as collateral. MicroStrategy and MacroStrategy maintain separate custodial accounts and MicroStrategy Bitcoins are not commingled with MacroStrategy Bitcoins. For additional information about the custody of the bitcoin pledged as collateral in respect of the 2028 Secured Notes, please see Appendix A.

We respectfully advise the Staff that we have previously disclosed in our 2022 10-K the number of bitcoins owned by each of MicroStrategy and MacroStrategy, and that all of the MicroStrategy Bitcoins are pledged as collateral in respect of our 2028 Secured Notes. We have also disclosed in our 2022 10-K that substantially all of our bitcoin is custodied with third-party custodians, including the MicroStrategy Bitcoins.

•

Tell us whether the lender of either loan has any rights or access to the bitcoin, such as the right to pledge, rehypothecate, assign, commingle or otherwise use the assets pledged as collateral. Alternatively, clarify whether you retain sole custody legal ownership and control over the bitcoin. Explain how either parties’ rights might be impacted in the event of a default.

Under the 2025 Secured Term Loan, MacroStrategy granted a security interest and lien to Silvergate on certain of MacroStrategy’s bitcoin, which were custodied in the Bitcoin Collateral Account (the “Silvergate Security Interest”), and under the collateral agreement governing the 2028 Secured Notes, MicroStrategy granted a security interest and lien on the MicroStrategy Bitcoins to US Bank (the “US Bank Security Interest” and, together with the Silvergate Security Interest, the “Security Interests”).

1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

Under the Uniform Commercial Code as in effect in the State of New York (the “UCC”), a security interest in digital assets that are treated by the parties as “financial assets” under the UCC is perfected by conferring “control” over the digital assets to the secured party via a tri-party account control agreement among the borrower, secured party and custodian. “Control” for purposes of the UCC requires that the custodian comply with instructions from the secured party, but upon agreement of the parties, the right to deliver such instructions can be made subject to the occurrence and continuance of an event of default under underlying debt instruments.

Accordingly, in order to perfect the Security Interests, each of the secured parties and borrowers entered into tri-party account control agreements with the applicable custodians (the “Account Control Agreements”), which provide the secured parties with the right to deliver an instruction of exclusive control to the custodian, but only upon the occurrence and during the continuance of an event of default under the underlying debt instruments. These Security Interests and the Account Control Agreements conferred upon Silvergate and US Bank certain rights as secured parties, particularly the right to exercise remedies such as taking over the collateralized bitcoin upon the occurrence and continuance of an event of default; however, except upon the occurrence and continuance of such an event of default, the terms of the underlying debt instruments did not permit Silvergate and do not permit US Bank, as applicable, to pledge, rehypothecate, assign, commingle or otherwise use or direct the disposition of bitcoin pledged as collateral without the consent of MacroStrategy or MicroStrategy, as applicable.

Conferring “control” to the secured parties under the UCC and entering into the Account Control Agreements does not change the legal ownership of the pledged bitcoin prior to the secured party exercising exclusive control over the pledged bitcoin. Under the Account Control Agreements, the secured parties could only exercise exclusive control over the pledged bitcoin upon the occurrence and during the continuance of an event of default, and upon a submission of a notice to this effect by the applicable secured party to the applicable custodian. Only upon exercising exclusive control over the pledged bitcoin could the secured parties sell or otherwise transfer legal ownership of the pledged bitcoin. As there has not been an occurrence of an event of default under these debt instruments, we have at all times maintained legal ownership of our pledged bitcoin, subject to the security interest and liens on such bitcoin.

•

Provide us with your analysis of the accounting for the bitcoin pledged as collateral. In this regard, explain how the terms of the custodian account(s) and/or loan agreements support the inclusion of such bitcoin as an asset on your balance sheet. In addition, address your consideration to classify such bitcoin as a restricted asset separate from your other digital assets. Cite the accounting guidance you relied on to reach your conclusions.

1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

We do not believe the Account Control Agreements limit our ability to present our pledged bitcoin as assets on our balance sheet. Although MicroStrategy can, and MacroStrategy could, only withdraw, transfer, or release the collateral in accordance with and subject to the Account Control Agreements and underlying debt instruments, this does not, in the case of the 2028 Secured Notes, and did not, in the case of the 2025 Secured Term Loan, result in the secured parties having rights to our digital assets in such a manner that we would not be able to present them as assets on our balance sheets. The secured party under the 2028 Secured Notes can only exercise, and the secured party under the 2025 Secured Term Loan could have only exercised, sole or exclusive control of the collateral upon submitting to the custodian a notice of sole or exclusive control (in the form designated under each underlying debt instrument and/or applicable Account Control Agreement), which in each case can only be submitted upon the occurrence and continuance of an event of default. Until such notice is received, US Bank is not, and Silvergate was not, able to unilaterally withdraw, transfer, substitute, or release from custody the collateral and such collateral remains, in the case of the 2028 Secured Notes, and remained, in the case of the 2025 Secured Term Loan, the property of MicroStrategy and MacroStrategy, respectively.

In considering the impact of the Account Control Agreements on the presentation of the collateral on our balance sheet, we considered the guidance for non-cash collateral under ASC 860-30, Transfers and Servicing – Secured Borrowing and Collateral. Per ASC 860-30-45-1, “If the secured party (transferee) has the right by contract or custom to sell or repledge the collateral, then the obligor (transferor) shall reclassify that asset and report that asset in its statement of financial position separately (for example, as security pledged to creditors) from other assets not so encumbered.” Further, ASC 860-30-40-1 states, “In circumstances where an obligor (transferor) transfers noncash collateral in a secured borrowing and the obligor (transferor) defaults under the terms of the secured contract and is no longer entitled to redeem the pledged asset, the obligor shall derecognize the pledged asset.”

The secured parties did not and do not have the right to sell or repledge the collateral until such time a notice of sole or exclusive control is submitted to the custodian. Accordingly, the Company concluded that the requirement to segregate the pledged asset as outlined under ASC 860-30-45-1 was not applicable as of December 31, 2022. Further, upon the occurrence and continuance of an event of default, where the Company is no longer able to redeem the collateral, the pledged assets would be derecognized from the balance sheet. Since the notice of sole or exclusive control can only be provided upon the occurrence and continuance of an event of default, it is not expected that the Company would be required to report the collateral as a separate restricted asset in the balance sheet.

1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

•	Tell us, and consider revising to disclose, the dollar amount of bitcoin used as collateral for each loan as of each period end presented.

The dollar amount of bitcoin used as collateral for each loan as of each period-end presented was as follows:

	December 31, 2021	December 31, 2022	March 31, 2023
Bitcoin Held as Collateral under Debt Instruments
2028 Secured Notes	13,449	14,890	14,890
2025 Secured Term Loan	—	34,619	—
Market Price per Bitcoin at Period-End	$45,879.97	$16,556.32	$28,468.44
Fair Market Value of Bitcoin Held as Collateral under Debt Instruments
2028 Secured Notes	$617,039,717	$246,523,605	$423,895,072
2025 Secured Term Loan	—	$573,163,242	—

The closing market price of bitcoin is determined using the market price of one bitcoin on the Coinbase exchange (our principal market) at 4:00 p.m. Eastern Time on the last day of the respective period.

We will revise our disclosure in future filings to indicate the dollar amount of bitcoin pledged as collateral as of the end of the current reporting period in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Note 16. Segment Information, page 112

Comment:

4.	Please revise to disclose revenue earned and long-lived assets held in your country of domicile, the U.S., separately from all foreign countries. Refer to ASC 280-10-50-41

Response:

The amounts for Canada that have historically been presented with the U.S. under the “Domestic” geographical region header represented less than 0.1% of Domestic long-lived assets as of December 31, 2022 and 2021 and approximately 1% of Domestic revenues for each of the years ending December 31, 2022, 2021, and 2020. We presented Canada and US amounts under a singular header due to management’s aggregation of the two jurisdictions when making operating decisions and assessing performance and the overall immaterial nature of our Canadian operations.

However, we will revise our disclosure in future filings to exclude this Domestic geographical region and instead separately state the amounts related to the U.S., our country of domicile, in accordance with ASC 280-10-50-41. In future filings, we will include Canada’s long-lived assets, revenues, and gross profits under “Other Regions” with our Latin America and Asia Pacific regions.

1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

* * * * *

The Company plans to incorporate the new disclosures noted throughout this response letter beginning with its upcoming Form 10-Q for the Quarterly Period Ended March 31, 2023, to be filed with the Commission on or around May 1, 2023.

In connection with responding to the staff’s comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find that these responses answer the staff’s questions, but please contact the undersigned at (571) 491-5247 if you have any further questions or would like to discuss our responses.

Very truly yours,

/s/ Andrew Kang

Andrew Kang
Senior Executive Vice President & Chief Financial Officer

cc:	Office of Freedom of Information

and Privacy Act Operations

1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

APPENDIX A

Bitcoin Custody

Rule 83 Confidential Treatment Request by MicroStrategy Incorporated Request #2

[**]

MicroStrategy Incorporated respectfully requests that the information contained in Request #2 be treated as confidential information and that the Commission provide timely notice to W. Ming Shao, Esq., Senior Executive Vice President & General Counsel, MicroStrategy Incorporated, 1850 Towers Crescent Plaza, Tysons Corner, VA 22182, phone 703-848-8600, before it permits any disclosure of the bracketed information contained in Request #2.

A-1